                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                            PRIME HOSPITALITY CORP.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    741917108
                                 (CUSIP Number)

                             Mr. K. Tucker Andersen
                             Cumberland Associates
                          1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 536-9700
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)



                               January 10, 1994
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ].





                               Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 741917108                                      PAGE 2 of 6 PAGES


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 CUMBERLAND ASSOCIATES

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                 WC, 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 NEW YORK

                                  7        SOLE VOTING POWER

                                                   NONE
           NUMBER OF
            SHARES                8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                                NONE
             EACH
           REPORTING              9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                                  1,222,800

                                  10       SHARED DISPOSITIVE POWER

                                                   205,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,427,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.2%

14       TYPE OF REPORTING PERSON*

                 PN, IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
                 This Amendment No. 2, which is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange
Act of 1934, as amended (the "Exchange Act"), amends and restates the Schedule 13D, dated September 21, 1993 (the "Schedule 13D"), as amended by Amendment
No. 1 thereto, dated October 1, 1993, filed by Cumberland Associates, a New York limited partnership (the "Reporting Person" or "Cumberland"), and relates to the Common Stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Prime Hospitality Corp. (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
                 Item 5 of the Schedule 13D is hereby amended and supplemented by the following:
                 As of the date hereof, Cumberland beneficially owned the aggregate number and percentage of outstanding Common Stock set forth below:





                               Page 3 of 6 Pages

                 Number of Shares                                   Percentage*
                 ----------------                                   ----------
                 1,427,800 (1)(2)                                      5.2%

                 Set forth in Appendix A attached hereto and incorporated herein by reference are descriptions of the transactions in the Common Stock effected by Cumberland within the 60 day period prior to the date of this filing.





- ----------------------------------

         * Based on 27,653,628 shares of Common Stock outstanding as of the date hereof, as indicated in the Company's Form 10-Q for the fiscal quarter ended September 30, 1993, filed with the SEC.

        (1) As to 1,222,800 Shares of which, there is sole power to dispose or to direct the disposition of such Shares; as to 205,000 Shares of which, there is shared power to dispose or to direct the disposition of such Shares because six of the account holders may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate their respective discretionary accounts within a period of 60 days.

        (2) Cumberland Associates has no voting power with respect to any of the Shares.

                               Page 4 of 6 Pages

                 After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    January 13, 1994

                                                   CUMBERLAND ASSOCIATES


                                                   By: /s/ K. Tucker Andersen
                                                       ----------------------
                                                        K. Tucker Andersen
                                                          General Partner





                               Page 5 of 6 Pages

                                  APPENDIX A*


1.  TRANSACTIONS EFFECTED BY CUMBERLAND ASSOCIATES


  DATE OF          NO. OF UNITS      NO. OF UNITS      PRICE PER
TRANSACTION          PURCHASED           SOLD             UNIT
- -----------        ------------      ------------      ---------
 12/29/93                              100,000          $6
 12/30/93                              100,000          $6 1/8
  1/10/94                               38,500          $6 5/8


- -----------------

 * Each of the transactions set forth in this Appendix was a regular way transaction.





                               Page 6 of 6 Pages

                                                               Attachment No. 1





                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                            PRIME HOSPITALITY CORP.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    741917108
                                 (CUSIP Number)

                             Mr. K. Tucker Andersen
                             Cumberland Associates
                          1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 536-9700
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)



                              September 23, 1993
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ].





                               Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 741917108                                      PAGE 2 of 6 PAGES


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 CUMBERLAND ASSOCIATES

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                 WC, 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 NEW YORK

                                  7        SOLE VOTING POWER

                                                   NONE
           NUMBER OF
            SHARES                8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                                NONE
             EACH
           REPORTING              9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                                  1,269,800

                                  10       SHARED DISPOSITIVE POWER

                                                   396,500

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,666,300

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.0%

14       TYPE OF REPORTING PERSON*

                 PN, IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
                 This Amendment No. 1, which is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), amends the Schedule 13D, dated September 21, 1993 (the "Schedule 13D"), filed by Cumberland Associates, a New York limited partnership (the "Reporting Person" or "Cumberland"), and relates to the Common Stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Prime Hospitality Corp. (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
                 Item 3 of the Schedule 13D is hereby amended and supplemented by the following:
                 The aggregate purchase price of the additional Shares purchased by Cumberland on behalf of Cumberland Partners, LongView Partners and the other managed accounts was $1,414,375. Of this amount, Cumberland invested approximately $910,625 on behalf of Cumberland Partners, approximately $251,875 on behalf of LongView Partners and approximately $251,875 on behalf of the other managed accounts.





                               Page 3 of 6 Pages

Item 5.  Interest in Securities of the Issuer.
                 Item 5 of the Schedule 13D is hereby amended and supplemented by the following:
                 As of the date hereof, Cumberland beneficially owned the aggregate number and percentage of outstanding Common Stock set forth below:

                 Number of Shares                                  Percentage*
                 ----------------                                  ----------
                 1,666,300 (1) (2)                                         7.0%

                 Set forth in Appendix A attached hereto and incorporated herein by reference are descriptions of the transactions in the Common Stock effected by Cumberland within the 60 day period prior to the date of this filing.





- ----------------------------------
         * Based on 23,917,022 shares of Common Stock outstanding as of the date hereof, as indicated in the Company's Form 10-Q for the fiscal quarter ended June 30, 1993, filed with the SEC.

         (1) As to 1,269,800 Shares of which, there is sole power to dispose or to direct the disposition of such Shares; as to 396,500 Shares of which, there is shared power to dispose or to direct the disposition of such Shares because seven of the account holders may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate their respective discretionary accounts within a period of 60 days.

         (2) Cumberland Associates has no voting power with respect to any of the Shares.

                               Page 4 of 6 Pages

                 After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    October 1, 1993

                                                   CUMBERLAND ASSOCIATES



                                                   By: /s/ K. Tucker Andersen
                                                       -----------------------
                                                       K. Tucker Andersen
                                                         General Partner





                               Page 5 of 6 Pages

                                  APPENDIX A*


1.  TRANSACTIONS EFFECTED BY CUMBERLAND ASSOCIATES


  DATE OF              NO. OF UNITS               NO. OF UNITS      PRICE PER
TRANSACTION              PURCHASED                    SOLD             UNIT
- -----------            ------------               ------------      ---------
  9/7/93                   96,900                                   $3.625
  9/8/93                   30,300                                   $3.419
  9/14/93                 190,000                                   $3.75
  9/23/93                 365,000                                   $3.875


- ---------------------------
 * Each of the transactions set forth in this Appendix was a regular way transaction.





                               Page 6 of 6 Pages

                                                               Attachment No. 2





                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            PRIME HOSPITALITY CORP.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                   741917108
                                 (CUSIP Number)

                             Mr. Richard Reiss, Jr.
                             Cumberland Associates
                          1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 536-9700
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)



                               September 14, 1993
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [X].





                               Page 1 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 741917108                                            PAGE 2 of 9 PAGES

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 CUMBERLAND ASSOCIATES

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                 WC, 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 NEW YORK

                                  7        SOLE VOTING POWER

                                                   NONE
           NUMBER OF
            SHARES                8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                                NONE
             EACH
           REPORTING              9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                                  969,800

                                  10       SHARED DISPOSITIVE POWER

                                                   331,500

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,301,300

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.4%

14       TYPE OF REPORTING PERSON*

                 PN, IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
                 This statement relates to the common stock, par value $.01 (the "Common Stock" or the "Shares"), of Prime Hospitality Corp. (the "Company"), which has its principal executive offices at 700 Route 46 East, Fairfield, New Jersey 07004.

Item 2.  Identity and Background.
                 This statement is being filed by Cumberland Associates. Cumberland Associates is a limited partnership organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, ten securities accounts, the principal one of which is Cumberland Partners. The address of the principal business and office of Cumberland Associates is 1114 Avenue of the Americas, New York, New York 10036.
                 K. Tucker Andersen, Richard Reiss, Jr., Oscar S. Schafer and Bruce G. Wilcox are the general partners (the "General Partners") of Cumberland Associates. The business address of each of the General Partners is the same as that of Cumberland Associates. Each of the General Partners is a citizen of the United States.
                 Neither Cumberland Associates nor any of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person





                               Page 3 of 9 Pages
was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
                 As of the date hereof, Cumberland Associates held and beneficially owned 1,301,300 shares of Common Stock. The aggregate purchase price of the Common Stock purchased by Cumberland Associates on behalf of Cumberland Partners and the other managed accounts was $4,622,046. Of this amount, Cumberland Associates invested approximately $3,157,962 on behalf of Cumberland Partners, approximately $227,400 on behalf of LongView Partners and approximately $1,236,684 on behalf of seven of Cumberland Associates' other account holders. The source of funds for the purchase of all such Common Stock by Cumberland Associates was a combination of investment capital contributed by Cumberland Partners, LongView Partners and the seven other managed accounts and margin borrowings through the margin accounts of the account holders maintained with Morgan Stanley & Co. Incorporated.
                 By virtue of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act") each of the General Partners may be deemed the beneficial owner of all of the Common Stock purchased by Cumberland Associates on behalf of Cumberland Partners, LongView Partners and the other managed accounts, and therefore each General Partner may be deemed to have invested the aggregate amount of funds noted





                               Page 4 of 9 Pages
above. None of the General Partners, however, has independently invested any of his funds for the purpose of purchasing the Common Stock.

Item 4.  Purpose of Transaction.
                 Cumberland Associates has purchased, on behalf of its discretionary accounts, the Common Stock in order to acquire an equity interest in the Company. As of the date hereof, Cumberland Associates is holding such Common Stock solely for investment and it has no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D. Depending on market conditions and other factors, Cumberland Associates may continue purchases of Common Stock or may sell or otherwise dispose of all or portions of such Common Stock, if such sales and purchases would be desirable investments for the portfolios of its accounts.

Item 5.  Interest in Securities of the Issuer.
                 As of the date hereof, Cumberland Associates beneficially owned the aggregate number and percentage of outstanding Common Stock set forth below:





                               Page 5 of 9 Pages

                 Number of Shares                           Percentage*
                 ----------------                           ----------

                 1,301,300 (1) (2)                              5.4%

            Set forth in Appendix A attached hereto and incorporated herein by reference are descriptions of the transactions in the Common Stock effected by Cumberland Associates within the 60 day period prior to the date of this filing.
            In addition, each of the General Partners may, by virtue of his position as general partner of Cumberland Associates, be deemed, pursuant to Rule 13d-3 under the Act, to own beneficially the Common Stock of which Cumberland Associates would possess beneficial ownership. Other than in their respective capacities as general partners of Cumberland Associates, however, none of the General Partners is the beneficial owner of any Common Stock.

- ----------------------
* Based on 23,917,022 shares of Common Stock outstanding as of the date hereof, as indicated in the Company's Form 10-Q for the fiscal quarter ended June 30, 1993, filed with the SEC.

   (1) As to 969,800 Shares of which, there is sole power to dispose or to direct the disposition of such Shares; as to 331,500 Shares of which, there is shared power to dispose or to direct the disposition of such Shares because seven of the account holders may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate their respective discretionary accounts within a period of 60 days.

   (2) Cumberland Associates has no voting power with respect to any of the Shares.





                               Page 6 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            Pursuant to its management agreements with all of the accounts except Cumberland Partners and LongView Partners, Cumberland Associates receives an annual management fee from each account holder, which includes a participation in the net appreciation during the preceding fiscal or calendar year in the value of the securities in each account. In the case of the accounts of Cumberland Partners and LongView Partners, the management fee paid each year to Cumberland Associates by each of Cumberland Partners and LongView Partners does not include such profit participation.
            Except as otherwise set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned, the General Partners and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.
            No Exhibits are filed herewith.





                               Page 7 of 9 Pages

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       September 21, 1993

                                     CUMBERLAND ASSOCIATES



                                     By: /s/ Richard Reiss, Jr.
                                         ----------------------
                                         Richard Reiss, Jr.
                                         General Partner





                               Page 8 of 9 Pages

                                  APPENDIX A*


1.  TRANSACTIONS EFFECTED BY CUMBERLAND ASSOCIATES


  DATE OF            NO. OF UNITS         NO. OF UNITS      PRICE PER
TRANSACTION            PURCHASED              SOLD             UNIT
- -----------          ------------         ------------      ---------
  9/7/93                 96,900                             $3.625
  9/8/93                 30,300                             $3.419
  9/14/93               190,000                             $3.75



- ---------------------------
 * Each of the transactions set forth in this Appendix was a regular way transaction.





                               Page 9 of 9 Pages